CERTIFICATE OF AMENDMENT OF

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF ADICET BIO, INC.

Adicet Bio, Inc. (the “Corporation”), a corporation duly organized and existing under the laws of the State of Delaware pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.
The Third Amended and Restated Certificate of Incorporation, as heretofore amended, is hereby amended by replacing the first paragraph of Article IV in its entirety to read as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is Three Hundred Ten Million (310,000,000), of which (i) Three Hundred Million (300,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) Ten Million (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).”

2.
The Board of Directors of the Corporation has adopted a resolution approving and declaring advisable the foregoing amendment set forth in this Certificate of Amendment in accordance with the provisions of Section 242 of the DGCL.
3.
The stockholders of the Corporation, at a meeting duly called and held pursuant to Section 222 of the DGCL, duly adopted the amendments set forth in this Certificate of Amendment in accordance with the provisions of Section 242 of the DGCL.
4.
The foregoing amendments were duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the undersigned, as a duly authorized officer of the Corporation, has executed this Certificate of Amendment on June 6, 2024.

ADICET BIO, INC.

By:_/s/ Chen Schor____________

Name: Chen Schor

Title: Chief Executive Officer